Exhibit 2.3

September 14, 2018

Direct Vet Marketing, Inc.

(d/b/a Vets First Choice)

7 Custom House Street, Suite 2

Portland, ME 04101

Attn:    General Counsel (voyagerlegal@vetsfirstchoice.com)

With copy to:

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110-1726

Attn:    Mark Stein (mark.stein@morganlewis.com)

Re:	Amendment No. 1 to Contribution and Distribution Agreement and Amendment No. 1 to Merger Agreement

Dear Sir and/or Madame:

Reference is made to (i) that certain Agreement and Plan of Merger, dated as of April 20, 2018 (the “Merger Agreement”), by and among Henry Schein, Inc. (“Henry Schein”), HS Spinco, Inc. (“Spinco”), HS Merger Sub, Inc., Direct Vet Marketing, Inc. (“Voyager”), and Shareholder Representative Services, LLC, solely in its capacity as the Voyager Stockholders’ Representative (the “Voyager Stockholders’ Representative”), and (ii) that certain Contribution and Distribution Agreement, dated as of April 20, 2018 (the “CDA”), by and among Henry Schein, Spinco, Voyager and, solely for purposes of certain articles thereto, the Voyager Stockholders’ Representative. For purposes of this letter agreement (this “Letter”), capitalized terms used but not otherwise defined in this Letter shall have the meaning ascribed to them in the Merger Agreement or in the CDA, as applicable.

This Letter shall amend each of the Merger Agreement and the Contribution and Distribution Agreement in the manner and to the extent set forth below, and shall constitute Amendment No. 1 to the Merger Agreement and Amendment No. 1 to the CDA for such purposes.

In consideration of the premises and mutual agreements and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties to this Letter agree as follows:

1.	To amend the CDA as follows:

a.	The definition of “Spinco Target Working Capital” in Article I (Definitions) Section 1.1 (General) is amended and restated to read as follows:

i.	“Spinco Target Working Capital” means the sum of (1) $598,000,000 plus (2) the amount payable to Henry Schein pursuant to Section 2.13(a) hereof.

b.	The definition of “Spinco Closing Date Net Debt” in Article I (Definitions) Section 1.1 (General) is amended and restated to read as follows:

“Spinco Closing Date Net Debt” means an amount (which may be negative), in each case, determined as of the Calculation Time and without giving effect to the consummation of the Transactions, equal to (i) the Indebtedness of the Spinco Group, less (ii) an amount equal to the Cash and Cash Equivalents of the Spinco Group; provided, that, as used within the definition of “Spinco Closing Date Net Debt,” (x) Indebtedness shall (1) include all Indebtedness represented by the Spinco Financing and (2) exclude all Indebtedness owed from a member of the Spinco Group to a member of the Harbor Group (any such Indebtedness, “Harbor-Spinco Indebtedness”), to the extent such Harbor-Spinco Indebtedness has been repaid or equitized or the receivable in respect thereof has been transferred to a member of the Spinco Group, in each case prior to the Distribution, and (y) Cash and Cash Equivalents shall (1) include all Cash and Cash Equivalents of the Harbor Group or the Spinco Group used to fund payments of Shared Expenses (as such term is defined in the Merger Agreement) by, or on behalf of, Spinco on or prior to the Calculation Time, and (2) exclude all Cash and Cash Equivalents of the Spinco Group used to pay the Special Dividend, the Additional Special Dividend (if applicable) and the Intercompany Debt Repayment.

c.	The definition of “Spinco Current Liabilities” in Article I (Definitions) Section 1.1 (General) is amended to read as follows:

“Spinco Current Liabilities” means, without duplication, all current Liabilities (excluding Excluded Liabilities, Income Tax Liabilities and deferred Tax Liabilities, but including current Non-Income Tax Liabilities), deferred rent and any Indebtedness to the extent exclusively relating to or exclusively arising from the conduct of the Spinco Business, determined as of the Calculation Time in accordance with the Applicable Accounting Principles. For the avoidance of doubt, (1) any Indebtedness taken into account for purposes of the calculation of the Spinco Closing Date Net Debt will not be deemed a Spinco Current Liability and (2) any Shared Expenses borne by Spinco shall not be deemed a Spinco Current Liability.

d.	The definition of “Spinco 2017 Balance Sheet” in Article I (Definitions) Section 1.1 (General) is amended to read as follows:

“Spinco 2017 Balance Sheet” is the unaudited, combined balance sheet of the Spinco Business as of December 30, 2017 included in the Spinco Annual Financial Statements for the fiscal year ended December 30, 2017.”

e.

Henry Schein’s obligation pursuant to Section 2.10 (Minority Interests) of the CDA to use reasonable best efforts, prior to the Harbor Contribution, to acquire, or cause the applicable member of the Harbor Group, as the case may be, to acquire, the outstanding Spinco Minority Interest Shares owned by the JV Minority Shareholders is hereby waived by Voyager and Spinco solely with respect to those entities identified by Voyager in writing to Henry Schein prior to the Closing. Except as set forth in the preceding sentence, the treatment of the Spinco Minority Interest Shares, and all other obligations of the Harbor Group and Spinco with respect thereto, shall remain in full force and effect.

f.	Article II of the CDA is amended by adding at the end thereof a new Section 2.13, which shall read in its entirety as follows:

“Section 2.13. Additional Payments.

“(a) At the Closing, Spinco shall pay to Henry Schein $1,312,500 minus the ATP Amount, where the ATP Amount is equal to the product of (a) $1,602 and (b) the number of days from (i) the date the Distribution Agreement by and between Elanco Animal Health (“Elanco”) and Provet NZ Pty Ltd. granting distribution rights for Elanco products in New Zealand and (ii) the Closing Date.

“(b) At the Closing, Spinco shall pay to Henry Schein an amount equal to $2,175,719 with respect to the restructuring activities described on Schedule A, which as of the date hereof have already occurred and the amount of which has actually been incurred.

“(c) At the Closing, Spinco shall pay to Henry Schein an amount equal to the Other Restructuring Costs actually incurred by Henry Schein. “Other Restructuring Costs” shall mean the amount set forth by Henry Schein on a schedule to be delivered to Voyager no later than December 1, 2018, which amount shall not exceed $3,500,000.

“(d) Spinco shall make any and all payments to Henry Schein as required pursuant to Subsections (a) through (c) at the Closing by wire transfer of immediately available funds to an account of Henry Schein designated in writing by Henry Schein.”

2.	To amend the Merger Agreement as follows:

a.	Section 1.1 of the Merger Agreement is hereby amended by amending and restating the defined term “Indebtedness” as follows:

“Indebtedness” shall mean, with respect to any Person at any date, without duplication: (i) all indebtedness of such Person for borrowed money or Liabilities issued in substitution for or exchange or replacement of indebtedness for borrowed money, including in respect of loans or advances, whether current, short-term or long-term, secured or unsecured, (ii) all Liabilities of such Person evidenced by bonds, debentures, mortgages, notes or other similar instruments or debt securities (including any seller notes, earnout obligations, compensation arrangements, unpaid principal, related expenses, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith), (iii) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit and bankers’ acceptances), (iv) all Liabilities under leases or other similar Contracts for real or personal property which have been or must be, in accordance with GAAP, recorded as capital leases, (v) all Liabilities under any sale-leaseback arrangement in accordance with ASC 840-40: Sale-Leaseback Transactions, (vi) all indebtedness (including earnout obligations) related to conditional sales, title retention or similar arrangements, or with respect to any deferred purchase price of equity, assets or services with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor, surety or otherwise,

(vii) all deferred compensation obligations that are owed or that are not cancelable by unilateral action by such Person and will be owed by the Surviving Corporation or any of its Subsidiaries under agreements or arrangements existing as of the Effective Time, (viii) any Liabilities with respect to any interest rate cap, hedging or swap agreements, foreign currency exchange agreements or similar arrangements (valued at the termination value thereof), (ix) any Liabilities with respect to unfunded pension obligations that are or would become obligations of the Surviving Corporation or any of its Subsidiaries, in each case, other than, with respect to Voyager, those Liabilities specifically related to the Voyager Pension Plans and, with respect to Spinco, the Spinco Group Employees under any Multiemployer Plans, (x) all guarantees, direct or indirect, of such Person in connection with any of the foregoing and any other indebtedness guaranteed in any manner by a Person (including guarantees in the form of an agreement to repurchase or reimburse), but not any items to the extent for which Spinco is entitled to be indemnified pursuant to Section 6.3(b) of the Distribution Agreement and (xi) all accrued and unpaid interest, prepayment premiums or penalties, or breakage fees related to any of the foregoing. Notwithstanding the foregoing, Indebtedness shall not include any (i) Indebtedness or other intercompany obligations between or among (x) the Spinco Entities or (y) the Voyager Entities and (ii) items included in the calculation of (x) Voyager Current Liabilities or (y) for purposes of calculating Spinco Working Capital in the Distribution Agreement, the Spinco Current Liabilities (as defined therein) or (iii) Shared Expenses.

b.	Section 1.1 of the Merger Agreement is hereby amended by amending and restating the defined term “Voyager Closing Date Net Debt” as follows:

“Voyager Closing Date Net Debt” shall mean an amount (which may be positive or negative), in each case, determined as of the Calculation Time and without giving effect to the consummation of the Transactions, equal to (i) the Indebtedness of Voyager and its Subsidiaries, less the sum of (a) an amount equal to the Cash and Cash Equivalents of Voyager and its Subsidiaries, and (b) all Cash and Cash Equivalents of Voyager and its Subsidiaries used by Voyager to pay Voyager Transaction Expenses or Shared Expenses prior to the Calculation Time.

c.	Section 1.1 of the Merger Agreement is hereby amended by amending and restating the defined term “Voyager Transaction Expenses Amount” as follows:

“Voyager Transaction Expenses Amount” means the amount of Transaction Expenses allocated to or to be borne by Voyager or any of its Subsidiaries pursuant to this Agreement or any of the Transaction Agreements in excess of twenty-five million dollars ($25,000,000), including in such amount the Voyager Stockholders’ Representative Expense Fund Amount.

d.	Section 1.1 of the Merger Agreement is hereby amended by adding the following defined term, which shall be set forth in its proper alphabetic location:

“Voyager Written Consent” shall mean the written consent, prepared and delivered in accordance with the requirements of Voyager’s Certificate of Incorporation and bylaws, of each of (i) the holders of at least a majority of the outstanding shares of Voyager Common Stock (calculated on an as-converted basis), and (ii) the holders of at least sixty percent (60%) of the issued and outstanding shares of Voyager Preferred Stock.”

e.     Section 5.2 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Section 5.2. Authorization and Validity of Agreement. Voyager has all necessary corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and, subject to the receipt of the Voyager Stockholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Transaction Agreements by Voyager and the consummation by Voyager of the Transactions, have been duly and validly authorized and unanimously approved by the Voyager Board of Directors, and no other corporate or other action on the part of Voyager is necessary to authorize the execution, delivery and performance of this Agreement and the Transaction Agreements or the consummation of the Transactions (other than the Voyager Stockholder Approval). The Voyager Board of Directors has unanimously (i) determined that this Agreement, the Transaction Agreements and the Transactions (including the Merger), taken together, are advisable, fair and in the best interest of Voyager and its stockholders and (ii) approved this Agreement, the Transaction Agreements and the Transactions (including the Merger). In addition, the Voyager Board of Directors has recommended the affirmative vote of the Voyager Stockholders at the Voyager Stockholders Meeting with respect to the Voyager Stockholder Approval. The only approval or consent of the holders of any class or series of capital stock of Voyager or its Subsidiaries necessary to approve and adopt this Agreement and the Transaction Agreements and to approve and adopt the Merger and the Transactions under applicable Law, the Voyager Certificate of Incorporation and the bylaws of Voyager is (a) the affirmative vote of each of (i) the holders of at least a majority of the outstanding shares of Voyager Common Stock (calculated on an as-converted basis), and (ii) the holders of at least sixty percent (60%) of the issued and outstanding shares of Voyager Preferred Stock, at the Voyager Stockholders Meeting or (b) the Voyager Written Consent (the “Voyager Stockholder Approval”). This Agreement and the Transaction Agreements have been or shall be duly and validly executed and delivered by Voyager and, to the extent it is a party thereto, assuming due and valid authorization, execution and delivery hereof and thereof by each of Harbor, Spinco and Merger Sub, as applicable, each is a valid and binding obligation of Voyager and enforceable against Voyager in accordance with their terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereinafter in effect, affecting the enforcement of creditors’ rights generally and by general equitable principles.”

f.     Section 6.4(b) of the Merger Agreement is hereby amended by adding the following text immediately after “Voyager Stockholders Meeting” therein:

“or the effective date of the Voyager Written Consent”.

g.    Section 6.9(b) of the Merger Agreement is hereby amended by adding the following text immediately after “Voyager Stockholders Meeting” therein:

“or the effective date of the Voyager Written Consent”.

h.    Section 6.9(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(c) (i)As promptly as practicable following the date on which the SEC shall clear (whether orally or in writing) the Prospectus and, if required by the SEC as a condition to the mailing of the Prospectus, the Registration Statement shall have been declared effective and no later than five (5) Business Days after such date, Voyager shall duly take all lawful action to (A) duly call, give notice of, convene and hold a meeting of its stockholders (the “Voyager Stockholders Meeting”) to be held as promptly as practicable for the purpose of voting (the “Voyager Stockholder Vote”) upon the Voyager Stockholder Approval or (B) solicit the Voyager Written Consent.

“(ii) In the event that Voyager elects to obtain the Voyager Stockholder Approval by holding the Voyager Stockholder Meeting, Voyager shall deliver, or cause to be delivered, to Voyager’s stockholders (A) a proxy statement with respect to the Voyager Stockholders Meeting that includes a copy of the notice required pursuant to Section 262 of the DGCL informing the Voyager Stockholders that appraisal rights are available for their shares of Voyager Capital Stock pursuant to Section 262 of the DGCL, along with such other information as required by Section 262 of the DGCL and applicable Law, and (B) the Prospectus in definitive form, in each case in connection with the Voyager Stockholders Meeting at the time and in a manner in accordance with applicable Laws, the Voyager Certificate of Incorporation and the bylaws of Voyager, and shall conduct the Voyager Stockholders Meeting and the solicitation of proxies in connection therewith in compliance with applicable Laws, the Voyager Certificate of Incorporation and the bylaws of Voyager. Such proxy statement, including any amendments or supplements thereto, shall be subject to reasonable review and approval by Harbor and Spinco, which approval shall not be unreasonably withheld, conditioned or delayed.

“(iii) In the event that Voyager elects to obtain the Voyager Stockholder Approval by soliciting the Voyager Written Consent, Voyager shall deliver, or cause to be delivered, to Voyager’s Stockholders (A) a copy of the text of the Voyager Written Consent, together with the notice required pursuant to Section 262 of the DGCL informing the Voyager Stockholders that appraisal rights are available for their shares of Voyager Capital Stock pursuant to Section 262 of the DGCL, along with such other information as required by Section 262 of the DGCL and applicable Law (which materials shall be subject to reasonable prior review and approval by Harbor and Spinco, such approval not to be unreasonably withheld, conditioned or delayed), and (B) the Prospectus in definitive form, in each case in the manner prescribed by applicable Laws, the Voyager Certificate of Incorporation and the bylaws of Voyager.”

i.     Section 7.1(d) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(d) The Voyager Stockholder Approval shall have been obtained in accordance with applicable Law, the Voyager Certificate of Incorporation, the bylaws of Voyager and Section 6.9(c) hereof;”

j.    Section 7.2(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(c) Voyager shall have delivered to Harbor evidence of the Voyager Stockholder Approval pursuant to the Voyager Stockholder Vote or the Voyager Written Consent.”

Other than as expressly set forth herein, all obligations, representations and warranties, covenants, conditions and other provisions in the Merger Agreement and in the CDA remain unchanged and in full force and effect.

This Letter may be executed in one or more counterparts each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Letter by facsimile or portable document format (PDF) shall be as effective as delivery of a manually executed counterpart of this Letter.

This Letter and all issues and questions concerning the construction, validity, enforcement and interpretation of this Letter (and all Annexes hereto) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In furtherance of the foregoing, the internal Laws of the State of Delaware shall control the interpretation and construction of this Letter (and all Annexes hereto), even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive Law of some other jurisdiction would ordinarily apply.

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If you are in agreement with the foregoing, please sign and return one copy of this Letter, which thereupon will constitute a binding agreement between us with respect to the subject matter hereof as of the date first written above.

Very truly yours,

HENRY SCHEIN, INC.

By:	/s/ Steven Paladino
Name:	Steven Paladino
Title:	Chief Financial Officer

HS SPINCO, INC.

By:	/s/ Steven Paladino
Name:	Steven Paladino
Title:	Treasurer and Chief Financial Officer

HS MERGER SUB, INC.

By:	/s/ Steven Paladino
Name:	Steven Paladino
Title:	Treasurer and Chief Financial Officer

[Signature Page to Project Voyager Side Letter]

Confirmed and agreed to as of the date first above written:

DIRECT VET MARKETING, INC.

By:	/s/ Benjamin Shaw
Name:	Benjamin Shaw
Title:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES, LLC
as Voyager Stockholders’ Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Executive Director